United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
November 2011
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑     Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐     No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐     No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐     No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-                    .)

Vale reorganizes management structure
Rio de Janeiro, November 24, 2011 — Vale S. A. (Vale) informs that its Board of Directors approved a proposal made by our Chief Executive Officer Murilo Ferreira for the adoption of a new structure at the Executive Board.
The reorganization aims at implementing a management model closer to the business units, with well defined roles and accountabilities. Each executive director will be responsible for planning, business development, operations, marketing and sales of her/his business unit. We believe that this model will contribute to enhance Vale ´s capacity to create value.
As a consequence, Vale ´s Executive Board will have the following structure:
Iron ore and strategy — José Carlos Martins
Base metals — Peter Poppinga
Fertilizers and coal — Eduardo Bartolomeo
Logistics and mineral exploration — Humberto Freitas
Project execution — Galib Chaim
Finance — Tito Martins
HR, Health & Safety, Sustainability and Energy — Vania Somavilla
Humberto Freitas has a B.Sc. in Metallurgical Engineering. Humberto was CEO of Sepetiba Tecon from 1998 to 2003, CEO of Valesul from 2003 to 2007, director for Ports and Navigation at Vale between 2007 and 2009 and then director of Logistics Operations. He had actively worked on the navigation implementation strategy, coordinating the efforts to establish Vale’s own shipping fleet.
Galib Chaim is graduated in Mining Engineering with a MBA in Business Management. Galib held the position of Industrial Director of Alunorte between 1994 and 2005. After that, he was director of the Department of Coal Projects at Vale, in which he led projects in Mozambique, Australia, Indonesia and Zambia. Among his several contributions to the company, we highlight the excellence in the implementation of the Moatize coal project, in Mozambique, and the Karebbe hydropower plant, both delivered in the third quarter of 2011.
Peter Poppinga is graduated in Geology and Mining Engineering, with specialization in Geo-statistics. Peter worked for Samitri, which was acquired by Vale in 2000, when he joined Vale as Commercial Director for Iron Ore. He has worked in the USA, Belgium and Switzerland, where he took the position of CEO of Vale International. Since 2007, He has worked for Vale Canada, contributing to several areas in the base metals business such as Strategy, HR, Sustainability, New Business Development and Mineral Technology. Since 2009, Peter has been the Vice President for Base Metals Operations in the Asia Pacific.
As a consequence of the reorganization, Guilherme Cavalcanti, former CFO, Eduardo Ledsham, former Executive Director for Exploration, Energy and Projects, and Mario Barbosa, former Executive Director for Fertilizers, are leaving the company. Vale recognizes and is grateful to the contribution given by these three professionals to its development.
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Viktor Moszkowicz: viktor.moszkowicz@vale.com
Carla Albano Miller: carla.albano@vale.com
Andrea Gutman: andrea.gutman@vale.com
Christian Perlingiere: christian.perlingiere@vale.com
Fernando Frey: fernando.frey@vale.com
Marcio Loures Penna: marcio.penna@vale.com
Samantha Pons: samantha.pons@vale.com
Thomaz Freire: thomaz.freire@vale.com
This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
Date: November 24, 2011	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations